UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal  year ended December 31, 2018

MOGULREIT II, Inc.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10713

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock, par value $0.01 per share

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws.  The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties.  Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.  Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.  Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•

our ability to effectively deploy the proceeds raised in our offering of shares of our common stock pursuant to Regulation A promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

•	our ability to attract and retain members to the Realty Mogul Platform;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	expected rates of return provided to investors;

•

the ability of Realty Mogul Commercial Capital, Co. (“RMCC”), which in its loan servicing capacity, may be referred to as an RM Lender, and which in its loan originating capacity, may be referred to as an RM Originator, to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to hire and retain competent individuals who will provide services to us and appropriately staff our operations;

•

legislative or regulatory changes impacting our business or our assets (including changes to the laws and regulation governing the taxation of real estate investment trusts (“REITs”) and our ability to offer our shares of common stock to the public pursuant to Regulation A and related exemption from state securities law registration requirements for “covered securities,” as defined in Section 18 of the Securities Act;

•

changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by Realty Mogul, Co.;

•

our ability to access sources of liquidity when we have the need to fund repurchases of shares of our common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy share repurchase requests;

•	our failure to qualify and maintain our status as a REIT for U.S. federal income tax purposes;

•

our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”) and other laws; and

•	changes to U.S. generally accepted accounting principles (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate.  You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report.  All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time.  Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason.  In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.       Business

The Company

MogulREIT II, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II,” the “Company,” “we,”, “us,” or “our” in this Annual Report refer to MogulREIT II, Inc., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017.

We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis W. Weeks III.  Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations. Our Manager also provides asset management, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital.

On August 23, 2017, our offering of shares of common stock (the “Offering”) was qualified by the Securities and Exchange Commission (“SEC”), and we commenced operations on September 18, 2017. We are offering up to $50,000,000 in shares of our common stock including any shares of our common stock that may be sold pursuant to our distribution reinvestment plan. As of December 31, 2018, we had issued 1,279,398 shares of our common stock in the Offering for gross offering proceeds of $12,793,975. We expect to continue to offer shares of our common stock in the Offering until we raise the maximum amount being offered, unless the Offering is terminated by our board of directors at an earlier time. See Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview” for more information concerning the current status of the Offering.

We have used, and intend to continue using substantially all of the net proceeds from the Offering to invest in and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the Unites States.

As of December 31, 2018, our portfolio was comprised of approximately $77,000,000 in real estate investments that, in the opinion of our Manager, meets our investment objectives. We intend to make preferred equity and joint venture equity investments in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

Investment Strategy

We have used and intend to continue using substantially all of the proceeds of the Offering to make preferred equity and joint venture equity investments in multifamily properties, including independent senior-living communities, located in target markets throughout the United States. We intend to invest in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation. We will invest in the following types of assets: equity or preferred equity interests in companies whose primary business is to own and operate one or more specified multifamily projects.

We believe that the near and intermediate-term market for investment in multifamily communities is compelling from a risk-return perspective. Millennials and Baby Boomers, the two largest demographic groups comprising roughly half of the total population in the United States, are increasingly choosing to live in a variety of rental housing. The Company plans to provide rental housing for these multi-generational groups as they age through their housing needs. With home ownership is at its lowest rate since 1967 combined with the demographic and economic factors that favor renting, we believe that a multifamily investment policy targeted to provide rental housing options is appropriately timed for this market. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive risk-adjusted returns.

Our Manager, through its affiliates, intends to structure, underwrite and originate many of the properties in which we will invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders.

Investment Objectives

Our primary investment objectives are to realize capital appreciation in the value of our investments over the long term and to pay attractive and stable cash distributions to stockholders.

Competition

There are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of investments offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors also may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated August 24, 2018, and qualified by the SEC on August 24, 2018, as supplemented (the “Offering Circular”), which may be accessed on the SEC’s EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of shares of our common stock.

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

MogulREIT II, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. We are externally managed by our Manager, which is an affiliate of our Sponsor. Both our Manager and our Sponsor are wholly-owned subsidiaries of Realty Mogul, Co. Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, majority of whom are independent directors. Our affiliate, RM Technologies, LLC operates an online investment platform, www.realtymogul.com. With the exception of offering our shares through select RIA partners, our shares are being offered in the Offering exclusively through this platform. We commenced operations on September 18, 2017.

Pursuant to the Offering, we are offering and will continue to offer up to $50,000,000 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan. As of April 26, 2019, we had raised total gross offering proceeds of approximately $16,389,117 from settled subscriptions and issued an aggregate of 1,638,911 shares of our common stock, with additional subscriptions for an aggregate of 10,550 shares of our common stock, representing additional potential gross offering proceeds of approximately $105,500, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received, as of April 26, 2019, approximately $33,505,382 in shares of our common stock remained available for sale to the public pursuant to the Offering.  We have used and intend to continue using substantially all of the net proceeds from the Offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States.

Our Investments

During the year ended December 31, 2018, we entered into the following investments.

Acquisition of Plano Multifamily Portfolio–Plano, TX

On January 9, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment related to the acquisition and renovation of two garden-style apartment communities in Plano, Texas. We acquired the investment for a purchase price of $1,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co.

Acquisition of Tuscany at Westover Hills–San Antonio, TX

On January 31, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment related to the acquisition of a Class B apartment complex in San Antonio, Texas. We acquired the investment for a purchase price of $1,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co.

Acquisition of Villas del Mar–Fort Worth, TX

On February 28, 2018, we acquired a $1,000,000 joint-venture limited partnership equity investment related to the acquisition of an apartment complex in Fort Worth, Texas. We acquired the investment for a purchase price of $1,000,000, which was funded with a loan from Realty Mogul Commercial Capital, Co.

Acquisition of Ashland Apartments–Chicago, IL

On June 22, 2018, we acquired a $1,440,000 preferred equity investment related to the acquisition of an apartment complex in Chicago, Illinois. We acquired the investment for a purchase price of $1,440,000, which was funded with a loan from Realty Mogul Commercial Capital, Co.

Acquisition of Avon Place Apartments–Avon, CT

On November 1, 2018, we acquired a $3,500,000 joint-venture limited partnership equity investment related to the acquisition and renovation of an apartment complex in Avon, Connecticut. The investment was anticipated to be funded in two tranches – an initial investment of $2,634,000 (“Avon Initial Investment”), which was funded at acquisition and an additional investment of $866,000 (the “Avon Additional Investment”), which will be funded within 60 days’ notice from the real estate company. The Avon Initial Investment was made on November 1, 2018 and was funded with a loan from Realty Mogul Commercial Capital, Co.  On December 26, 2018, $162,590 of the Avon Additional Investment amount was funded.

See the section entitled “Recent Developments” below for a discussion on distributions declared subsequent to December 31, 2018.

Distributions

Our board of directors has declared and paid, and we expect that our board of directors will continue to declare and pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us.  Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of the Offering, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.  In addition, on December 15, 2017, our board of directors authorized a special daily cash distribution of $0.0057682365 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on December 17, 2017 and ending on December 31, 2017 (the “Special Distribution Period”), which was payable to stockholders of record as of the close of business on each day of the Special Distribution Period.

Our board of directors has declared quarterly distributions for stockholders of record as of the close of business on the last day of each quarter, as shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date (1)	Cash Distribution Amount per Share of Common Stock	Annualized Yield
12/17/2017 – 12/31/2017	12/15/2017	1/15/2018	$0.0057682365	2.1%(2)
1/30/2018 – 3/31/2018	12/22/2017	4/13/2018	$0.0012328767	4.5%(2)
4/1/208 – 6/30/2018	3/21/2018	7/16/2018	$0.0012328767	4.5%(2)
7/1/2018 – 9/30/2018	6/20/2018	10/15/2018	$0.0012328767	4.5%(2)
10/1/2018 – 12/31/2018	9/18/2018	1/15/2019	$0.0012328767	4.5%(2)

(1) Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price.

During the years ended December 31, 2018 and December 31, 2017, we paid distributions of approximately $302,258 and $0, respectively, including approximately $206,273 and $0, respectively, through the issuance of shares pursuant to the distribution reinvestment plan. Our distributions for the year ended December 31, 2018, including shares issued pursuant to the distribution reinvestment plan, were funded by cash flows from operations. Our distributions for the period ended December 31, 2017, including shares issued pursuant to the distribution reinvestment plan, were funded by cash flows from financing activities.

See the section entitled “Recent Developments” below for a discussion on distributions declared subsequent to December 31, 2018.

Share Repurchase Program

We have adopted a share repurchase program in order to provide our stockholders with some liquidity that may enable them to sell their shares of common stock to us in limited circumstances. The Board may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include (i) to protect our operations and our remaining stockholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, (iv) following any material decrease in our NAV, or (v) for any other reason.

During the year ended December 31, 2018, we received repurchase requests for 250 shares of common stock, and we repurchased 250 of such shares, or 100%. During the period from January 13, 2017 (inception) to December 31, 2017, we did not receive any repurchase requests. A valid repurchase request is one that complies with the applicable requirements and guidelines of our current share repurchase program. The share repurchases were funded with cash flows from operations.

Sources of Operating Revenue and Cash Flow

Our revenue is mainly generated from rental income and tenant reimbursements from our investments.

Profitability and Performance Metrics

We calculate funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) to evaluate the profitability and performance of our business. See “─ Non-GAAP Financial Measures” below for a description of these metrics. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all of our investments using similar criteria.

Market Outlook and Recent Trends

On a macroeconomic level, we still see strong economic indicators for commercial real estate. Though we believe the U.S. economy is in the late stages of its recovery, we believe that there is still further growth in the near to intermediate-term. In November 2017, consumer confidence reached its highest level in 17 years and has remained at historically high levels through November 2018. The index has remained over 90 for almost two years. According to the University of Michigan, who created the survey, the last time the index has remained at these levels for this period of time was the 1997-2000 timeframe. While we believe consumer confidence trails the market rather than precedes it, we believe that positive consumer confidence bodes well for near-term investing.

Despite the extreme volatility in Q4 2018, equities are still at high historic levels, evidenced by the S&P 500 Index and the Dow Jones Industrial Average. The fourth quarter 2018 was challenging for the S&P 500, and the index experienced dramatic losses. As of December 31, 2018, the S&P 500 index was down almost 7% for the year. The volatility in the equities market may be largely the result of investor fear that we are nearing the peak of a market cycle.

Job growth has remained strong, and unemployment rates are at historically low levels at 3.9% as of December 2018. We believe that this is one of the most important macroeconomic indicators for real estate and is one of the foundations of our positive near-term outlook.

After years of predictions of substantial movement in interest rates, the Federal Reserve finally viewed the economy stable enough to begin to raise interest rates in the past 18 months. The corresponding chart shows movement in the yield curve over the past 12 months. In a rising interest rate environment, one might expect to see cap rates rise with interest rates as valuations decrease due to the increased financing costs; however, as interest rates have risen over the past two years, cap rates have remained at historically low levels. According to CBRE’s Cap Rate Survey for H2 2018, although there was a slight uptick from Q2 2018 to Q4 2018, cap rates were broadly unchanged.

Though current pricing indicates that we are in a seller’s market overall, we believe that our prudent underwriting and flexibility to make investments in any asset class, any geography and any tier in the capital stack leaves us poised to take advantage of the near and intermediate-term opportunities.

We believe that the following market conditions, which are by-products of the economy, credit market and regulatory environment should create a favorable investment environment.

Concentration of fundraising among the largest private equity funds has increased the difficulty for real estate companies to raise equity or mezzanine investments of less than $10,000,000. One of the responses to the 2008 recession, according to Prequin Global Private Equity Report, has been growth in the average size of investment funds, whereby large investors have been investing more of their capital with managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2014, funds of a size equivalent to $1.5 billion or more accounted for 58% of all private equity capital raised while first-time managers only accounted for 7% of capital raised. The average fund size hit a record of greater than $600,000,000. Larger funds consequently focus on larger deals in order to deploy their capital fully and effectively.

Further, the changing economic landscape may provide dislocation in market and create opportunities in non-core sections of the real estate markets. After years of anticipation of future rises in interest rates, the Federal Reserve has finally felt comfortable with the economy to begin raising rates. For the most part, these rises were already priced into commercial real estate valuations. However, the rising interest rate environment creates uncertainty which can lead to opportunity, especially in the segments of the market which are not flush with increasing levels of institutional capital.

Closed End Private Equity Dry Powder by Strategy

$120
$100
$80
$60
$40
$20
$0
US$ billion
Opportunistic
Value-added
Debt
Core
Core-plus
Distressed
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Dec '12
Dec '13
Dec '14
Dec '15
Dec '16
Dec '17
Mar '18

Source: Preqin.

More specifically, for non-core, suburban multifamily, as depicted in the chart to the right, cap rates have decreased steadily since 2012.

Similarly, per NCREIF’s Year-End Indices Review, in 2018, apartment buildings had the lowest cap rates of all asset classes.

We believe that this trend can be attributed in part to the market viewing multifamily as a defensive asset class, especially in the context of what is now the longest economic expansion in the history of the United States. Tenant risk for multifamily buildings, as opposed to retail and office buildings, is typically spread amongst a larger tenant base; thus, if one tenant vacates, a multifamily property generally can more easily absorb such loss.

According to NCREIF’s 2018 report, garden-style apartments had the highest total returns across the multifamily asset class while high-rise buildings performed the worst.

Since construction related to garden-style multifamily projects is typically conducted on a much smaller scale compared to mid and high-rise buildings, the low initial capital outlay may help increase overall garden-style property returns. Furthermore, garden properties are typically located in suburban areas, and the smaller suburban markets may inhibit gluts of supply, thus driving rent growth. According to CoStar, as of Q3 2018, over 300,000 units that are under construction are being built in areas that fall into the highest rent bracket. Again, this trend may explain why suburban, workforce housing has experienced high returns as most of the new supply has been in the top of the market.

As one might expect from the above insights, according to CoStar, in Q4 2018, suburban multifamily assets had over double the rent growth as CBD multifamily assets, with the strongest rent growth in Class B product, which is typically affordable, workforce housing.

We believe that the non-core areas of commercial real estate present investors with attractive risk adjusted return opportunities. We are encouraged by the success of suburban, low-rise multifamily product over the past decade. With a population that is trending towards rentals as opposed to home ownership as well as strong rent growth in the suburban multifamily markets due to minimal new construction, we have continued confidence in MogulREIT II’s strategy of acquiring equity investments in this asset class.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results.  Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.  These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  With different estimates or assumptions, materially different amounts could be reported in our financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Accounting for Acquisition of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred.  The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt.  The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilized appropriate discount rates and available market information. Such inputs were categorized as Level 3 in the fair value hierarchy.  The difference between the fair value and the stated principal of assumed debt was amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination.  Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration.   The fair value of the purchase consideration is then allocated based on the relative fair value of the assets.  The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities.  A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2018 and 2017, the Company held investments in three and zero entities, respectively, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary.  These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2018 and 2017, the Company held investments in three and two entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Commercial Real Estate Debt Investments

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2018, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

Accounting Standards Codification (“ASC”) 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities.  ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition.  We have decided not to make this election.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended December 31, 2018 and December 31, 2017, the Company recorded reimbursements of expenses of approximately $499,000 and $111,000, respectively, which are reported as tenant reimbursements in the accompanying consolidated statements of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Impairment and Allowance for Doubtful Accounts

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

For the year ended December 31, 2018 and the period ended December 31, 2017, the Company determined that three was no impairment of long-lived assets.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At December 31, 2018 and December 31, 2017, respectively, there was $52,350 and zero balance in the allowance for doubtful accounts, respectively.

Results of Operations

Revenue

The year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017 resulted in a net loss attributable to MogulREIT II of approximately $1,587,000 and $674,000, respectively. Net loss was primarily attributable to rental and tenant reimbursements income, which was partially offset by an equity in earnings loss, less general and administrative expenses, depreciation and amortization, and real estate taxes, utilities and maintenance expenses and other operating expenses over the operating period.

Rental Income, net

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, we earned net rental income of approximately $5,012,000 and $933,000, respectively.

Tenant Reimbursements

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, we earned tenant reimbursements of approximately $499,000 and $111,000, respectively.

Expenses

Depreciation and Amortization

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, we incurred depreciation and amortization expenses of approximately $2,100,000 and $462,000, respectively.

General and Administrative Expenses

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, we incurred general and administrative expenses of approximately $1,256,000 and $234,000, respectively, which includes professional fees, organizational costs and other costs associated with running our business.

Real Estate Expenses

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, we incurred real estate expenses of approximately $1,666,000 and $312,000, respectively.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from the Offering to conduct our proposed operations. We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2018, we had made seven investments with a net investment value of approximately $76,000,000 and had cash of approximately $1,600,000. We anticipate that proceeds from the Offering will provide sufficient liquidity to meet future funding commitments one year from the date the financial statements are available to be issued.

If we raise substantially less than $50,000,000 in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate more with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We expect to selectively employ leverage to enhance total returns to our stockholders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however, we may exceed this limit for certain temporary bridge financings. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. As of December 31, 2018, we had no outstanding borrowings other than those owed to related parties.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately $1,500,000 or, if we raise the maximum offering amount, approximately 3% of gross offering proceeds. If the Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. Real estate sponsors may make payments to our Sponsor or its affiliates in connection with the selection or purchase of investments. We will pay the Manager a quarterly asset management fee of one-fourth of 1.25%, which, until September 30, 2018, was based on our net offering proceeds as of the end of each quarter, and thereafter was based on the average investment value of our assets. During our acquisition stage, we also expect to make payments to our Manager in connection with the purchase of investments of up to 3% of the contract purchase price of each asset and for costs incurred by our Manager in providing services to us. When assets are disposed of, we expect to make payments to our Manager of up to 2% of the contract sales prices of each property sold.

Cash Flow

The following presents our cash flows for the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017 (in thousands):

		For the Period from
		January 13, 2017
	For the Year	(inception)
	ended	through
	December 31,	December 31,
Cash provided by (used in)	2018	2017
Operating activities:	$802	$(282)
Investing activities:	(31,494)	(23,977)
Financing activities:	31,120	25,428
Net increase in cash and cash equivalents	428	1,169
Cash and cash equivalents, beginning of period	1,169	—
Cash and cash equivalents, end of period	$1,597	$1,169

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017,  net cash provided by (used in) operating activities was approximately $802,000 and $(282,000), respectively, and related to net operating income excluding equity in losses of investees and net operating loss, respectively, on real estate investments.

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017,  net cash used in investing activities was approximately $31,494,000 and $23,977,000, respectively, and related to the acquisition of new real estate, investment in equity method investees and investment in a debt securities instrument.

For the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017,  net cash provided by financing activities was approximately $31,120,000 and $25,428,000, respectively, and related to new proceeds from the issuance of shares of our common stock pursuant to the Offering, proceeds from the issuance of debt and capital contributions from noncontrolling interests, net of syndication costs.

Off-Balance Sheet Arrangements

Funding Commitment

As of December 31, 2018, we had a future funding commitment of $703,410 related to the Avon Place equity investment.

Related Party Arrangements

For further details, please see “Note 8 ─ Related Party Arrangements” in Item 7 “Financial Statements” below.

Recent Developments

Avon Place

On January 16, 2019, MogulREIT II completed the sale of $500,000 of the Avon Initial Investment to an affiliated entity, and MogulREIT II used such proceeds to pay down a portion of the loan from RealtyMogul Commercial Capital, Co. After such transfer, the total investment as of January 16, 2019 is $2,296,590.

Offering Proceeds

As of April 26, 2019, we had raised total gross offering proceeds of approximately $16,389,117 from settled subscriptions and issued an aggregate of 1,638,911 shares of our common stock, with additional subscriptions for an aggregate of 10,550 shares of our common stock, representing additional potential gross offering proceeds of approximately $105,500, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received, as of April 26, 2019, approximately $33,505,382 in shares of our common stock remained available for sale to the public pursuant to the Offering.

Distributions

On December 20, 2018, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing January 1, 2019 and ending on March 31, 2019. The distribution was scheduled to be paid on or about April 15, 2019. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $156,203 and $108,220, respectively.

Non-GAAP Financial Measures

Our Manager believes that funds from operations, or FFO, and adjusted funds from operations, or AFFO, each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

•	the amortization or accrual of various deferred costs; and

•	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of our company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and AFFO calculations for the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, are as follows:

		For the Period from
		January 13, 2017
	For the Year	(inception)
	ended	through
	December 31,	December 31,
	2018	2017
	(in thousands)	(in thousands)
GAAP net income attributable to MogulREIT II, Inc.	$(1,587)	$(674)
Add: depreciation and amortization of properties	1,328	234
Adjustments for noncontrolling interests	(573)	(92)
Adjustments for equity method investments	302	—
Funds from operations (“FFO”) applicable to common stock	(530)	(532)
Add: amortization of lease intangibles	749	228
Add: amortization of deferred financing costs and discount	177	23
Add: real estate acquisition costs	—	636
Adjustments for noncontrolling interests	(326)	(393)
Adjustments for equity method investments	253	—
Adjusted funds from operations (“AFFO”) applicable to common stock	$323	$(38)

Item 3.       Directors and Officers

Although our Manager manages our day-to-day operations, we operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. We currently have three directors, two of whom are independent directors.

In accordance with our charter, a majority of our independent directors generally must approve corporate actions or policies that directly relate to the following:

•

any transfer or sale of our Sponsor’s initial investment in the Company; provided, however, our Sponsor may not sell its initial investment while it remains our Sponsor, but our Sponsor may transfer the shares to an affiliate;

•	the duties of our directors, including ratification of our charter, the written policies on investments and borrowing, the monitoring of administrative procedures, investment operations and our performance and the performance of our Manager;

•	the management agreement;
•	liability and indemnification of our directors, Manager and affiliates;
•	fees, compensation and expenses, including organization and offering expenses, acquisition fees and acquisition expenses, disposition fees, total operating expenses, real estate commissions on the resale of property, incentive fees, and Manager compensation;

•	any change or modification of our statement of investment objectives;
•	real property appraisals;
•	our borrowing policies;
•	annual and special meetings of stockholders;
•	election of our directors; and
•	our distribution reinvestment plan.

As of the date of this Annual Report, our executive officers and directors are as follows:

Name	Age*	Position
Jilliene Helman	32	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director
Flynann Janisse	50	Independent Director
Louis S. Weeks III	66	Independent Director

*As of April 25, 2019

Jilliene Helman has served as our Chief Executive Officer, President, Treasurer and Secretary since January 2017, and Chief Executive Officer and Secretary of our Manager since March 2016. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co., where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has approved over $350 million of investments with property values worth over $1 billion. From July 2008 to September 2012, Ms. Helman served in a variety of capacities at Union Bank, including as a Management Training Associate; an Assistant Vice President, Sales Development Manager; and Vice President, Corporate Risk Management. Ms. Helman held these positions across the wealth management, finance and risk management departments of Union Bank. Ms. Helman is a Certified Wealth Strategist and holds Series 7, Series 63 and Series 24 licenses. Ms. Helman has a Bachelor of Science in Business Administration degree from Georgetown University.

Flynann Janisse has served as one of our independent directors since July 2017. Ms. Janisse has served as the Executive Director of Rainbow Housing Assistance Corporation (Rainbow), President and Executive Director of Equality Community Housing Corporation, and President and Chairman of the board of directors of Placet Development Corporation. Ms. Janisse supports the national operations of an award-winning Resident Services Division of Rainbow and the asset management for an extensive affordable housing portfolio. Prior to joining Rainbow, Ms. Janisse served as Director of Property Management at Community Services of Arizona, a fully-integrated management company specializing in the management of multifamily, service-enriched affordable housing. Ms. Janisse has extensive experience in managing market rate (REIT), Section 42 Tax Credit, Project Section 8, and HUD and RD-financed housing communities. As an Advisory board of directors member for Novogradac’s Journal of Tax Credits, Ms. Janisse provides industry knowledge through publications reaching over 45,000 readers and serves as a judge for their industry Development of Distinction Awards at the Tax Credit Developers Conference recognizing excellence and ingenuity in the development of tax credit projects across the country using the LIHTC program. With 27 years of experience in asset management with an emphasis on the development and implementation of social service programs for service-enriched affordable housing, she has assembled a team of professionals to serve the mission of Rainbow with integrity and passion.

Louis S. Weeks III has served as one of our independent directors since July 2017. Mr. Weeks is the Founder and Principal at Seabury Coxe Advisors, LLC, consultants in financing and investing in commercial real estate. The firm is located in Baltimore, MD and is active nationally with projects and clients in New York, Philadelphia, Hartford and Los Angeles. For more than 35 years, Mr. Weeks has been involved in commercial real estate investments and finance. He spent 26 years at Columbia National Real Estate Finance, a 75-year old Mortgage Banking firm in Baltimore, MD founded by James W. Rouse. His various roles including 10 years as the firm’s Managing Partner and CEO. He was responsible for the Company’s overall operations, production, servicing, and finance. Over the years, Mr. Weeks has arranged debt and equity for clients totaling over $3.0 billion. Mr. Weeks’ early career was spent in the banking industry in New York City with Manufacturers Hanover Trust and BankersTrust Co. He has been an active member of the local chapters of NAIOP, ULI, ICSC, MBA and Baltimore Downtown Partnership and served on numerous local community board of directors. Mr. Weeks graduated from Skidmore College as a Periclean Scholar with a degree in Philosophy and attended Pratt Institute as a candidate for a Masters of Architecture degree.

Compensation of Directors

We pay to each of our independent directors a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at each meeting of the board of directors. Independent directors are not reimbursed by us, our Sponsor, our Manager or any of their affiliates for spouses’ expenses to attend events (if any) to which spouses are invited. If a non-independent director is also an employee of the Company or our Manager or its affiliates, we will not pay compensation for services rendered as a director.

Our Manager

Our Manager manages our day-to-day affairs, and implements our investment strategy. Our Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

Executive Officers of our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age*	Position
Jilliene Helman	32	Chief Executive Officer, Chief Financial Officer and Secretary
Eric Levy	32	Portfolio Manager
William Wenke	36	General Counsel

*As of April 25, 2019

Biographical information for Ms. Helman is provided above.

Eric Levy has served as Portfolio Manager since January 2019. Mr. Levy has served as an Assistant Vice President, Asset Management of Realty Mogul, Co. since October 2017. Mr. Levy is responsible for portfolio and asset management for debt and equity assets held by MogulREIT I, LLC and MogulREIT II, Inc. From April 2013 to September 2017, Mr. Levy served as Strategic Projects Manager at World Class Capital Group, a national real estate investment firm focused on acquiring, developing and managing real estate with over $1.2 billion in assets under management. In that role, he led the asset management of over 2.3 million square feet of retail and office properties, oversaw capital improvement plans for over 4.5 million square feet of self-storage facilities, managed portfolio-wide investor reporting and investor relationships, and helped to develop the operational infrastructure of the company. From August 2010 to March 2013, Mr. Levy served as Senior Paralegal – M&A, Real Estate, Credit at Willkie, Farr & Gallagher, an international law firm. Mr. Levy has more than eight years of experience in commercial real estate. Mr. Levy has a Bachelor of Arts degree from the University of Wisconsin-Madison.

William Wenke has served as General Counsel since January 2019. Since February 2018, Mr. Wenke has served as the Vice President, Legal of Realty Mogul, Co., where he is responsible for managing all legal and regulatory matters. From August 2016 to August 2017, Mr. Wenke was the Associate General Counsel at Westwood Financial, a fully integrated asset management, property management, leasing, brokerage and investment firm. From October 2013 to October 2015, Mr. Wenke served as Senior Counsel, Compliance and Legal for Blackstone Group subsidiary Invitation Homes, a private equity fund investing in a real estate portfolio with assets under management in excess of $12.3 billion, where he focused on forming and refining best practices and legal guidelines in preparation for the company’s $1.54 billion initial public offering (“IPO”) (NYSE: INVH). From October 2011 to August 2013, Mr. Wenke was the Assistant Vice President, Legal and Compliance Counsel, and Assistant Secretary of American Homes 4 Rent, an internally managed single-family homes REIT, where he provided representation for over $3 billion in capital transactions, including an over $700 million IPO (NYSE: AMH), additional offerings, and acquisitions. Earlier in his career, Mr. Wenke practiced as a litigation fellow at the American Civil Liberties Union. Mr. Wenke has a Bachelor of Arts degree from Emory University, a Robert Traurig-Greenberg Traurig Master of Laws in Real Property Development from the University of Miami School of Law, and a Juris Doctor from the University of Miami School of Law.

Compensation of the Executive Officers of our Manager

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. As described above, certain of the executive officers of Realty Mogul, Co. also serve as executive officers of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from Realty Mogul, Co. As executive officers of our Manager, these individuals will manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Item 4.       Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of shares of our common stock as of April 30, 2019, for each person or group that holds more than 5% of shares of our common stock, for each executive officer and director and for the executive officers and directors of our Manager as a group.  To our knowledge, each person that beneficially owns shares of our common stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 10780 Santa Monica Blvd., Suite 140, Los Angeles, CA 90025.

	Number of
	Shares	Percent of All
	Beneficially	Shares as of
Name of Beneficial Owner(1)	Owned	April 30, 2019
RM Sponsor, LLC (2)(3)	10,000	0.6102%
Jilliene Helman	—	—
Flynann Janisse	1,000	0.0610
Louis S. Weeks III	1,500	0.0915
All executive officers and directors as a group (4 persons)	12,500	0.7627%

(1)

Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)

After the completion of this offering, RM Sponsor, LLC will own less than 0.02% of our common stock, assuming we sell the maximum offering amount, including shares sold pursuant to our distribution reinvestment plan.

(3)

All voting and investment decisions with respect to shares of our common stock that are held by RM Sponsor, LLC are controlled by its manager, Jilliene Helman. Ms. Helman disclaims beneficial ownership of such shares.

Item 5.      Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 8 ─ Related Party Arrangements” in Item 7 “Financial Statements” below.

Item 6.      Other Information

None.

Item 7. Financial Statements

MogulREIT II, Inc.

Independent Auditor's Report

To the Stockholders
MogulREIT II, Inc.

We have audited the accompanying consolidated financial statements of MogulREIT II, Inc., which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MogulREIT II, Inc. as of December 31, 2018 and 2017, and its results of operations and its cash flows for the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Bethesda, Maryland

April 30, 2019

MogulREIT II, Inc.

Consolidated Balance Sheets

As of December 31, 2018 and 2017

(Amounts in thousands, except share and per share data)

	As of December 31,	As of December 31,
	2018	2017
ASSETS
Real estate investments, at cost
Land	$22,538	$15,592
Buildings and improvements	51,309	31,641
Total real estate investments, at cost	73,847	47,233
Less accumulated depreciation	(1,562)	(234)
Real estate investments, net	72,285	46,999
Investment in real estate, equity method	2,076	—
Investment in debt instrument, at amortized cost	1,440	—
Cash and cash equivalents	1,597	1,169
Restricted cash	396	48
Rent receivable, net	89	16
Unamortized intangible lease asset, net	132	484
Stock subscription receivable	64	—
Deferred offering costs, net	422	318
Prepaid expenses	73	63
Escrow, deposits and other assets	341	228
Total Assets	$78,915	$49,325

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $405 and $93 of deferred financing costs and $208 and $338 discount	$53,708	$34,372
Accounts payable and accrued expenses	623	504
Deferred offering costs payable	806	342
Loans payable - related party	2,209	3,295
Dividends payable	137	33
Other liabilities	373	175
Total Liabilities	57,856	38,721

Equity:
Common Stock, $0.01 par value; 9,000,000 shares authorized; 1,279,148 and 371,106 shares issued and outstanding, net of offering costs as of December 31, 2018 and December 31, 2017, respectively	13	4
Preferred Shares; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	11,667	3,650
Accumulated deficit	(2,261)	(674)
Total MogulREIT II, Inc. equity	9,419	2,980
Noncontrolling interests in consolidated joint ventures	11,640	7,624
Total Equity	21,059	10,604

Total Liabilities and Equity	$78,915	$49,325

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT II, Inc.

Consolidated Statements of Operations

For the year ended December 31, 2018 and the period from January 13, 2017 (Inception) through December 31, 2017

(Amounts in thousands)

		For the Period from
		January 13, 2017
	For the Year	(inception)
	ended	through
	December 31,	December 31,
	2018	2017
Revenues
Rental income, net	$5,012	$933
Tenant reimbursements	499	111
Tenant fee revenue	158	43
Interest income	111	—
Equity in losses of investees	(619)	—
Total revenues	5,161	1,087

Operating expenses
Depreciation and amortization	2,100	462
General and administrative expenses	1,256	234
Real estate taxes, utilities and maintenance	1,666	312
Real estate acquisition costs	—	830
Management fees	338	56
Other operating expenses	122	—
Total operating expenses	5,482	1,894
Operating loss	(321)	(807)
Other income and expenses
Interest expense	1,812	342
Other income (loss)	68	(10)
Consolidated net loss	(2,201)	(1,139)
Net loss attributable to noncontrolling interests	(614)	(465)
Net loss attributable to MogulREIT II, Inc.	$(1,587)	$(674)

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT II, Inc.

Consolidated Statements of Stockholders’ Equity

For the year ended December 31, 2018 and the period from January 13, 2017 (Inception) through December 31, 2017

(Amounts in thousands, except share data)

					Total	Noncontrolling
	Common Stock				Company’s	interests in
			Additional	Accumulated	Stockholders’	consolidated	Total
	Shares	Amount	Paid-in Capital	Deficit	Equity	joint ventures	Equity
January 13, 2017 (Inception)
Proceeds from issuance of common stock	371,106	$4	$3,707	$—	$3,711	$—	$3,711
Amortization of deferred offering costs	—	—	(24)	—	(24)	—	(24)
Dividends declared on common stock	—	—	(33)	—	(33)	—	(33)
Contributions from noncontrolling interests	—	—	—	—	—	8,107	8,107
Distributions to noncontrolling interests	—	—	—	—	—	(18)	(18)
Net loss	—	—	—	(674)	(674)	(465)	(1,139)
Balance as of December 31, 2017	371,106	4	3,650	(674)	2,980	7,624	10,604
Proceeds from issuance of common stock, net of syndication costs of $288	905,542	9	8,758	—	8,767	—	8,767
Stock award	2,500	—	25	—	25	—	25
Amortization of deferred offering costs	—	—	(360)	—	(360)	—	(360)
Dividends declared on common stock	—	—	(406)	—	(406)	—	(406)
Contributions from noncontrolling interests, net of syndication costs of $122	—	—	—	—	—	4,879	4,879
Distributions to noncontrolling interests	—	—	—	—	—	(249)	(249)
Net loss	—	—	—	(1,587)	(1,587)	(614)	(2,201)
Balance as of December 31, 2018	1,279,148	$13	$11,667	$(2,261)	$9,419	$11,640	$21,059

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT II, Inc.

Consolidated Statements of Cash Flows

For the year ended December 31, 2018 and the period from January 13, 2017 (Inception) through December 31, 2017 (Amounts in thousands)

		For the Period from
	For the Year	January 13, 2017
	ended	(inception) through
	December 31,	December 31,
	2018	2017
OPERATING ACTIVITIES:
Consolidated net loss	$(2,201)	$(1,139)
Adjustments to reconcile consolidated net loss to net cash provided by (used in) operating activities:
Depreciation	1,328	234
Equity in losses of investees	619	—
Amortization of intangibles relating to leases	749	228
Amortization of deferred financing costs and discount	177	23
Net change in rent receivable	(73)	(16)
Net change in escrows, deposits and other assets	(113)	(228)
Net change in prepaids	(10)	(63)
Net change in accounts payable and accrued expenses	119	504
Net change in other liabilities	207	175
Net cash provided by (used in) operating activities	802	(282)
INVESTING ACTIVITIES:
Purchase of real estate and improvements to real estate	(27,011)	(23,929)
Investment in equity method investees	(2,695)	—
Investment in debt instrument	(1,440)	—
Change in restricted cash	(348)	(48)
Net cash used in investing activities	(31,494)	(23,977)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	8,447	3,711
Proceeds from the issuance of debt	27,191	21,210
Repayment of debt	(8,760)	(3,741)
Payment of financing costs	(358)	(104)
Payment of cash dividends	(30)	—
Capital contributions from noncontrolling interests, net of syndication costs	4,879	4,370
Distributions to noncontrolling interests	(249)	(18)
Net cash provided by financing activities	31,120	25,428

Net increase in cash and cash equivalents	428	1,169
Cash and cash equivalents, beginning of period	1,169	—
Cash and cash equivalents, end of period	$1,597	$1,169

Cash paid for interest	$1,557	$210

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITY:
Mortgage debt assumed	$—	$20,279
Fair value of noncontrolling interest contributed	$—	$3,737
Change in deferred offering costs payable	$464	$342
Change in dividends declared but not paid	$104	$33
Distributions reinvested	$272	$—

The accompanying notes are an integral part of these consolidated financial statements.

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Note 1 - Formation and Organization

MogulREIT II, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II”, the “Company”, “we”, “us”, or “our” in this annual report refer to MogulREIT II, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. (“RM”). Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of the date of these financial statements, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in shares of common stock, the purchase price for all shares was $10.00 per share as of December 31, 2018. The Offering was qualified by the SEC on August 23, 2017, and we commenced operations as of September 18, 2017. As of December 31, 2018 and December 31, 2017, the Company has issued 1,279,398 and 371,106 shares, respectively, including 10,000 shares issued to our Sponsor, for an aggregate purchase price of $100,000. The Company has the authority to issue 9,000,000 shares of common stock. As of December 31, 2018, there had been 250 shares repurchased by the Company. No shares had been repurchased as of December 31, 2017.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of stockholders’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Travertine North Park Investors, LLC, and Vinegar Hill Asset, LLC, which were acquired during 2017 and Avon 46, LLC which was acquired during 2018.

All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2018, the Company’s investments in real estate operate in New York, Texas, Illinois and Connecticut. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offering when received or written off in the event that the Offering is not successfully completed.  The Manager and/or affiliates will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering subject to achieving a minimum capital raise of $1,000,000. The Company was not required to reimburse any organizational and offering costs before December 31, 2017.

As of December 31, 2018, the Manager has incurred offering costs of approximately $806,000 on behalf of the Company, including the full amount of legal fees of $250,000. As of December 31, 2018, approximately $384,000 of offering costs had been amortized and were included in the consolidated statement of stockholders’ equity. As of December 31, 2017, the Manager has incurred offering costs of approximately $342,000 on behalf of the Company, including the full amount of legal fees of $250,000. As of December 31, 2017, approximately $24,000 of offering costs had been amortized and were included in the consolidated statement of stockholders’ equity.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities.  A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2018 and 2017, the Company held investments in three and zero entities, respectively, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary.  These investments are carried on the equity method because of the Company’s significant influence.

As of December 31, 2018 and 2017, the Company held investments in three and two entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company intends to operate and be taxed as a REIT for federal income tax purposes beginning the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2018 or December 31, 2017.

As of December 31, 2018 and 2017, approximately $406,000 and $33,000, respectively, in distributions have been made to stockholders, which were classified for tax purposes as ordinary income.  The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. When we begin to make distributions to our stockholders, we will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stockholder Funds Receivable

Stockholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of December 31, 2018 and 2017, there was approximately $64,000 and $0, respectively, in subscriptions that had not settled. All of these funds settled subsequent to year-end. Stockholder funds receivable are carried at cost which approximates fair value.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the year ended December 31, 2018 and the period from January 13, 2017 (inception) to December 31, 2017, the Company recorded reimbursements of expenses of approximately $499,000 and $111,000, respectively, which are reported as tenant reimbursements in the accompanying consolidated statements of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred.  The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt.  The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy.  The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocates the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination.  Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration.   The fair value of the purchase consideration is then allocated based on the relative fair value of the assets.  The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the year ended December 31, 2018 and for the period ended December 31, 2017.

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

At December 31, 2018 and2017, the Company determined that three was no impairment of long-lived assets.

Escrows

Real estate taxes, insurance and other escrows aggregating approximately $321,000 and $202,000 at December 31, 2018 and 2017, respectively, are included in Escrow, deposits and other assets.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At December 31, 2018 and December 31, 2017, respectively, there was $53,000 and zero balance in the allowance for doubtful accounts.  The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset.  Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 years.  Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years.  Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.  Depreciation expense amounted to approximately $1,328,000 and $234,000 for the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017, respectively.

Advertising costs

The Company's policy is to expense advertising costs when incurred. Such costs incurred during 2018 were $69,000 and for the period January 13, 2017 through December 31, 2017 were $29,000.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2018, deferred financing costs amounted to $405,196, net of accumulated amortization of $58,377. At December 31, 2017, deferred financing costs amounted to $92,809, net of accumulated amortization of $11,601.  The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities.  ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition.  We have decided not to make this election.

Note 3 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate during the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017:

Contract	Real Estate

Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date acquired	Percentage	Price	Payment	Costs (b)
			(in thousands)		(in thousands)
Avon Place Apartments	October 22, 2018	41.18%	$24,000	Cash, assumed	$450
Avon, CT				liabilities of $282,595

Totals for 2018			$24,000		$450

			Contract		Real Estate
Description of		Ownership	Purchase	Terms of	Acquisition
Property	Date acquired	Percentage	Price	Payment	Costs (b)
			(in thousands)		(in thousands)
Serendipity Apartments	August 31, 2017	63.49%	$19,500	Cash, assumed	$584
Dallas, TX				liabilities of $257,115
Multi-family housing portfolio (c)	November 30, 2017	34.06%	27,829	Cash, assumed	246
Brooklyn, NY				liabilities of $105,187 and
				$20,279,000 mortgage (a)
Totals for 2017			$47,329		$830

(a)	The mortgage listed was assumed by the Company at acquisition.
(b)	Included as an expense in the accompanying consolidated statement of operations for 2017 acquisitions and capitalized for 2018 acquisitions.
(c)	Excludes allocation of $1,002,846 for reserves and $113,879 for current assets acquired with the transaction.

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the year ended December 31, 2018 and the period from January 13, 2017 (inception) through December 31, 2017 (amounts in thousands):

			Site	Intangible
			Improvements	Lease
Description of Property	Land	Building	and FF&E	Asset	Total
Avon Place Apartments	$6,946	$15,028	$2,079	$397	$24,450
Avon, CT
Totals for 2018	$6,946	$15,028	$2,079	$397	$24,450

			Building	Intangible
			Improvements	Lease
Description of Property	Land	Building	and FF&E	Asset	Total
Serendipity Apartments	$5,926	$11,788	$1,263	$523	$19,500
Dallas, TX
Multi-family housing portfolio	9,666	17,856	118	189	27,829
Brooklyn, NY
Totals for 2017	$15,592	$29,644	$1,381	$712	$47,329

As of December 31, 2018 and 2017, the amortization period for the intangible lease assets ranges from two to six months.

At December 31, 2018 and 2017, respectively, accumulated amortization of intangible lease assets was $977,215 and $228,151. For the year ended December 31, 2018, the Company recognized amortization expense of $749,064 and from January 13, 2017 (inception) through December 31, 2017, the Company recognized amortization expense of $228,151 relating to the amortization of intangible lease assets, which is included in depreciation and amortization expense. The unamortized balance of intangible lease assets at December 31, 2018 and 2017, respectively, was $132,420 and $484,223.

Minimum Future Rents

The rental properties owned at December 31, 2018 and 2017 are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees	For the Year Ended December 31, 2018
Beginning Balance	$—
New investments equity in equity method investees	2,854
Distributions received	(159)
Equity in earnings (losses) of equity method investees	(619)
Ending balance	$2,076

As of December 31, 2018, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

1)

Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas.

2)	Acquired in 2018, a 26% non-controlling joint venture limited partnership interest in Tuscany CRP 29, LLC, for the acquisition of a Class B apartment complex in San Antonio, Texas.

3)	Acquired in 2018, a 27% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC, for the acquisition of an apartment complex in Fort Worth, Texas.

The results of operations and financial position of the Company’s equity method investments are summarized below for December 31, 2018 (amounts in thousands):

Condensed balance sheet information	Plano CRP Portfolio, LLC For the Year Ended December 31, 2018	Tuscany CRP 29, LLC For the Year Ended December 31, 2018	Villas del Mar Partners 29, LLC For the Year Ended December 31, 2018
Real estate assets, net	$10,732	$14,215	$14,223
Other assets	1,002	1,167	1,376
Total assets	$11,734	$15,382	$15,599

Mortgage notes payable	$8,640	$12,155	$12,658
Other liabilities	244	524	445
Equity	2,849	2,703	2,496
Total liabilities and equity	$11,733	$15,382	$15,599
Company’s equity investment	$863	$694	$665

Condensed income statement information	Plano CRP Portfolio, LLC For the Year Ended December 31, 2018	Tuscany CRP 29, LLC For the Year Ended December 31, 2018	Villas del Mar Partners 29, LLC For the Year Ended December 31, 2018
Total revenue	$1,567	$1,500	$1,812
Total expenses	1,826	2,482	2,895
Net income (loss)	$(259)	$(982)	$(1,083)
Company’s equity in net income (loss) of investee	(78)	(253)	(288)

Note 5 – Commercial Real Estate Debt Investments

As of December 31, 2018, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of December 31, 2018. We had invested in one debt related investment as of December 31, 2018. The following table describes our debt related investment activity for the year ended December 31, 2018:

Investments	Amount
in Debt:	(in thousands)
Balance at beginning of period	$—
Investments (1)	1,440
Principal repayments	—
Amortization of deferred fees, costs and discounts/premiums	—
Balance as of December 31, 2017	$1,440

The following tables present the Company’s investments in debt securities, as of December 31, 2018.  There were no investments in debt securities as of December 31, 2017 (dollars in thousands):

As of December 31, 2018:

2017:

		Original		Average	Allocation by
		Principal Amount	Carrying	Investment	Investment
Asset Type	Number	or Cost	Value	Return	Type
Preferred Equity	1	$ 1,440	$ 1,440	15.00%	100.00%
Balance as of December 31, 2018	1	$ 1,440	$ 1,440	15.00%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of December 31, 2018, by contractual maturity grouping (dollars in thousands):

As of December 31, 2018:

7:

			Amounts Maturing	Amounts Maturing
		Amounts Maturing	After One Year	After Five Years	Amounts Maturing
Asset Type	Number	Within One Year	Through Five Years	Through Ten Years	After Ten Years
Preferred Equity	1	$ 0	$ 1,440	$ 0	$ 0
Balance as of December 31, 2018	1	$ 0	$ 1,440	$ 0	$ 0

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2018, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheet:

December 31, 2018 (in thousands)
Mortgages payable, gross	$54,321
Unamortized discount	(208)
Unamortized deferred financing costs	(405)
Mortgages payable, net	$53,708

December 31, 2017 (in thousands)
Mortgages payable, gross	$34,803
Unamortized discount	(338)
Unamortized deferred financing costs	(93)
Mortgages payable, net	$34,372

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	December 31, 2018 (in thousands)
2019	$545
2020	16,577
2021	761
2022	789
2023	17,881
Thereafter	17,768
Total	$54,321

The details of the Mortgages payable are as follows:

Travertine North Park Investors, LLC

The mortgage loan held by Travertine North Park Investors, LLC was originated on August 31, 2017 by LegacyTexas Bank in the amount of $18,800,000 with an initial funding of $15,300,000 and future funding of $3,500,000.  The outstanding balance as of December 31, 2018 and 2017 was $16,162,644 and $14,210,181, respectively.  The mortgage loan has a maturity date of August 31, 2020, with one two-year extension.  The mortgage loan has a fixed interest rate of 4.75% for the initial period and a fixed interest rate of 5.00% for the extension period, if such extension is exercised.  The mortgage loan is interest only until August 31, 2019, after which it amortizes on a 30-year amortization schedule.  The mortgage is secured by real property and an assignment of leases and rents.

Vinegar Hill Asset, LLC

The mortgage loan held by Vinegar Hill Asset, LLC was originated on August 10, 2015 by New York Community Bank in the amount of $20,700,000.  The outstanding balance as of December 31, 2018 and 2017 was $20,157,743 and 20,593,167, respectively.  The mortgage loan has a maturity date of September 1, 2025.  The mortgage loan has an interest rate of 3.00% through August 31, 2020, after which the interest rate changes to the sum of (i) the highest prime rate as published in The New York Times and (ii) 275 basis points.  The mortgage loan was interest only through September 30, 2017, after which it began amortizing on a 30-year amortization schedule.  The mortgage is secured by real property and an assignment of leases and rents.

Avon 46, LLC

The mortgage loan held by Avon 46, LLC was originated on November 1, 2018 by Santander Bank in the amount of $18,000,000.  The outstanding balance as of December 31, 2018 was $18,000,000.  The mortgage loan has a maturity date of November 1, 2023 and a fixed interest rate of 4.47%.  The mortgage loan is interest only through November 1, 2020, after which it amortizes on a 30-year amortization schedule.  The mortgage is secured by real property and an assignment of leases and rents.

Related Party Loans

On January 8, 2018, the Company entered into an unsecured promissory note for $1,000,000 with Realty Mogul Commercial Capital, Co. (“RMCC”), an affiliate of the Manager. The proceeds from the loan were used to purchase a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC for the Company. During 2018, the Company used proceeds from the issuance of common stock to repay the entire loan to RMCC and therefore the loan was fully repaid as of December 31, 2018. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

On January 30, 2018, the Company entered into an unsecured promissory note for $1,000,000 with RMCC. The proceeds from the loan were used to purchase a 26% non-controlling joint venture limited partnership interest in Tuscany CRP 29, LLC for the Company. During 2018, the Company used proceeds from the issuance of common stock to repay the entire loan to RMCC and therefore the loan was fully repaid as of December 31, 2018. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

On February 27, 2018, the Company entered into an unsecured promissory note for $1,000,000 with RMCC. The proceeds from the loan were used to purchase a 27% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC for the Company. During 2018, the Company used proceeds from the issuance of common stock to repay the entire loan to RMCC and therefore the loan was fully repaid as of December 31, 2018. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

On June 29, 2018, the Company entered into an unsecured promissory note for $1,440,000 with RMCC. The proceeds from the loan were used to purchase a $1,440,000 preferred equity investment in 5009 Ashland LLC for the Company. During 2018, the Company used proceeds from the issuance of common stock to repay the entire loan to RMCC and therefore the loan was fully repaid as of December 31, 2018. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

On October 30, 2018, the Company entered into an unsecured promissory note for $2,634,000 with RMCC. The proceeds from the loan were used to purchase a 43% equity interest in Avon 46, LLC for the Company. During 2018, the Company used proceeds from the issuance of common stock to repay $590,000 to RMCC. The promissory note matures on October 30, 2023 and accrues interest at an annual rate of LIBOR plus 2%.

On December 26, 2018, the Company entered into an unsecured promissory note for $165,040 with RMCC. The proceeds from the loan were used for the refinancing and improvements of Avon Place as part of MogulREIT II’s future funding obligation related to its investment in Avon 46, LLC. The note was still outstanding in full as of December 31, 2018. The promissory note matures on December 26, 2023 and accrues interest at an annual rate of LIBOR plus 2%.

On August 31, 2017, the Company entered into an unsecured promissory note for approximately $4 million with RMCC. The proceeds from the loan were used to purchase the Company’s first asset, a 63% equity interest in Travertine North Park Investors, LLC. During 2017, the Company used proceeds from the issuance of common stock to repay approximately $3.7 million to RMCC. The note was fully repaid as of December 31, 2018. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

On November 30, 2017, the Company entered into an unsecured promissory note for approximately $3 million with RMCC. The proceeds from the loan were used to purchase the Company’s second asset, a 34% equity interest in Vinegar Hill Asset, LLC. The note was fully repaid as of December 31, 2018. The promissory note accrued interest at an annual rate of LIBOR plus 2%.

As of December 31, 2018, an aggregate amount of approximately $2.2 million was outstanding on these related party loans. For the year ended December 31, 2018, approximately $96,000 was incurred in interest expense to RMCC pursuant to these loans, of which approximately $8,400 remains outstanding as of December 31, 2018.

As of December 31, 2017, an aggregate amount of approximately $3.3 million was outstanding on these related party loans. From January 13, 2017 (inception) to December 31, 2017, approximately $40,000 was incurred in interest expense to RMCC pursuant to these loans, which remains outstanding as of December 31, 2017.

Note 7 – Business Combinations and Asset Acquisitions

Avon 46, LLC

On October 22, 2018, the Company acquired a 43% equity interest in Avon 46, LLC (“Avon”).  Avon is a joint venture formed to acquire, renovate, own and operate Avon Place Apartments, a 164-unit, Class B, garden-style apartment community in Avon, CT.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control.  Avon is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Avon and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

October 22, 2018 (in thousands)
Consideration
Cash (including transaction costs of $450 debt proceeds of $18,000 and cash from noncontrolling interests of $5,000)	$24,730
Fair value of total consideration transferred	$24,730

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$6,946
Buildings, site improvements, and furniture and equipment	17,107
Cash and cash equivalents	—
Intangible lease asset	397
Escrow, deposits and other assets	89
Other current liabilities	(168)
Total identifiable net assets	24,371
Deferred financing costs	359

$24,730

Travertine North Park Investors, LLC

On August 31, 2017, the Company acquired a 63% equity interest in Travertine North Park Investors, LLC (“Travertine”).  Travertine is a joint venture formed to acquire, renovate, own and operate Serendipity Apartments, a 343-unit, garden-style multi-family apartment community located in Dallas, Texas.

GAAP defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control.  Travertine is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Travertine and the fair value of the assets acquired and liabilities assumed recognized at the acquisition date.  The purchase price approximates the fair value of net assets acquired, and, thus, no goodwill was recorded.

August 31, 2017 (in thousands)
Consideration
Cash (including debt proceeds of $14,100 and cash from noncontrolling interests of $2,300)	$20,400
Fair value of total consideration transferred	$20,400

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$5,926
Buildings and improvements	13,051
Cash and cash equivalents	148
Intangible lease asset	523
Prepaid expenses	2
Escrow, deposits and other assets	255
Other current liabilities	(193)
Total identifiable net assets	19,712
Deferred financing costs	104
Acquisition-related costs (included in real estate acquisition costs in accompanying statement of operations)	584
$20,400

Vinegar Hill Asset, LLC

On November 30, 2017, the Company acquired a 34% equity interest in Vinegar Hill Asset, LLC (“Vinegar Hill”).  Vinegar Hill owns and operates seven multi-family apartment communities comprising a total of 112 units located in Brooklyn, New York. The transaction was an equity recapitalization with the Company. and a related entity to payoff existing preferred equity and fund $1,002,846 of reserves for improvements and working capital.

GAAP defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control.  Vinegar Hill is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Vinegar Hill and the fair value of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in Travertine.  The fair value of the noncontrolling interest in Vinegar Hill represents the agreed upon value of the existing (stated capital contribution) in the LLC Agreement.  The purchase price approximates the fair value of net assets acquired, and, thus, no goodwill was recorded.

November 30, 2017 (in thousands)
Consideration
Cash (including $2,070 in cash from noncontrolling interest)	$5,070
Fair value of total consideration transferred	$5,070

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$9,665
Buildings and improvements	17,974
Cash and cash equivalents	1,003
Intangible lease asset	189
Escrow, deposits and other assets	114
Mortgages payable	(20,279)
Other current liabilities	(105)
Total identifiable net assets	8,561
Noncontrolling interests in Vinegar Hill Asset, LLC	(3,737)
Acquisition-related costs (included in real estate acquisition costs in accompanying statement of operations)	246
$5,070

Note 8 – Related Party Arrangements

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

As of December 31, 2018 and December 31, 2017, the Company owed its Manager approximately $806,000 and $342,000, respectively in deferred offering costs. As of December 31, 2018 and December 31, 2017, approximately $384,000 and $24,000, respectively of offering costs were amortized against stockholders’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company did not owe its Manager any additional funds outside of offering costs as of December 31, 2018. As of December 31, 2017, the Company owed its Manager approximately $61,000 for operating expenses that the Manager paid on the Company’s behalf. The majority of this amount is related to legal expenses and marketing expenses unrelated to the Offering. This amount is included under accounts payable and accrued expenses on the consolidated balance sheet. As of December 31, 2018, these funds were repaid in full.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.25%, which, until September 30, 2018, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on the average investment value of our assets.  During the year ended December 31, 2018, approximately $128,000 was charged by our Manager, of which approximately $12,000 is outstanding as of December 31, 2018 and is included in accounts payable and accrued expenses on the consolidated balance sheet. During the period January 13, 2017 (inception) through December 31, 2017, approximately $11,000, was charged by the Manager and is included in accounts payable and accrued expenses on the consolidated balance sheet.

Realty Mogul, Co. and affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from an RM Originator or one of its affiliates on commercially reasonable terms.  Our charter authorizes us to enter into related party loans.  Related party loans would require prior approval from the Board.   However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time. See Note 6 ─ Borrowings.

For the year ended December 31, 2018, the Company and its equity method investees paid an aggregate of $703,287 to affiliates of Realty Mogul, Co. for syndication fees, which are netted against the respective equity.  For the period from January 13, 2017 (inception) through December 31, 2017, the Company paid an aggregate of $519,765 to affiliates of Realty Mogul, Co. for acquisition fees, which are included in Real estate acquisition costs on the consolidated statement of operations.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 53% interest in Plano Multifamily Portfolio. The entity’s equity investment in Plano Multifamily Portfolio was approximately $1,750,000 as of December 31, 2018.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 61% interest in Tuscany at Westover Hills. The entity’s equity investment in Tuscany at Westover Hills was approximately $2,360,000 as of December 31, 2018.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 50% interest in Villas del Mar. The entity’s equity investment in Villas del Mar was approximately $1,860,000 as of December 31, 2018.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 35% noncontrolling interest in Avon Place Apartments. The entity’s equity investment in Avon Place Apartments was approximately $3,000,000 as of December 31, 2018.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 27% noncontrolling interest in Travertine North Park Investors, LLC., The entity’s equity investment in Travertine was approximately $1,670,000 as of both December 31, 2018 and December 31, 2017.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 24% noncontrolling interest in Vinegar Hill Asset, LLC.  The entity’s equity investment in Vinegar Hill was approximately $2,070,000 as of both December 31, 2018 and December 31, 2017.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and holds 10,000 shares of our common stock as of both December 31, 2018 and 2017.

Joint Venture Partners and Affiliates

For the year ended December 31, 2018, the Company incurred an aggregate of $773,684 to its joint venture partners or other affiliates of its consolidated joint ventures for management and acquisition fees, of which $234,208 are included in the consolidated statement of operations and $539,476 are capitalized to real estate investments on the consolidated balance sheet.

For the period from January 13, 2017 (inception) through December 31, 2017, the Company incurred an aggregate of $239,193 to its joint venture partners or other affiliates of its consolidated joint ventures for property management and acquisition fees, which are included in management fees and real estate acquisition costs on the consolidated statement of operations.

For the year ended December 31, 2018, the equity method investments incurred an aggregate of $621,599 to its affiliates for management and acquisition fees, of which $53,209 are included in the statements of operations of the equity method investments and $568,390 are capitalized on the balance sheet of the equity method investment.  See equity method investments in Note 4.

Executive Officers of our Manager

As of the date of these financial statements, the executive officers of the Company’s Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	32	Chief Executive Officer, Chief Financial Officer and Secretary
Eric Levy	32	Portfolio Manager
William Wenke	36	General Counsel

Jilliene Helman has served as Chief Executive Officer and Secretary of our Manager since its inception.

Eric Levy has served as Portfolio Manager of our Manager since February 13, 2019.

William Wenke has served as General Counsel of our Manager since February 13, 2019.

Note 9 – Stock Award

We pay to each of our independent directors a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee.  If a non-independent director is also an employee of the Company or our Manager or its affiliates, we will not pay compensation for services rendered as a director. During the year ended December 31, 2018, we issued 2,500 shares of stock to independent directors.  Compensation expense in the amount of $25,000 was recorded in 2018 based on the original offering price of $10 per share, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of our common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of both December 31, 2018 and 2017, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Funding Commitment

As of December 31, 2018, the Company had a future funding commitment of $703,410 related to the investment in Avon Place equity investment.

Note 12 – Subsequent Events

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through April 30, 2018, the date the consolidated financial statements were available to be issued.

Avon Place

On January 16, 2019, MogulREIT II completed the sale of $500,000 of the Avon Initial Investment to an affiliated entity, and MogulREIT II used such proceeds to pay down a portion of the loan from RealtyMogul Commercial Capital, Co. After such transfer, the total investment as of January 16, 2019 is $2,296,590.

Offering Proceeds

As of April 26, 2019, we had raised total gross offering proceeds of approximately $16,389,117 from settled subscriptions and issued an aggregate of 1,638,911 shares of our common stock, with additional subscriptions for an aggregate of 10,550 shares of our common stock, representing additional potential gross offering proceeds of approximately $105,500, that have been accepted by us but not settled. Assuming the settlement for all subscriptions received, as of April 26, 2019, approximately $33,505,382 in shares of our common stock remained available for sale to the public pursuant to the Offering.

Distributions

On December 20, 2018, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing January 1, 2019 and ending on March 31, 2019. The distribution was scheduled to be paid on or about April 15, 2019. The aggregate amount of cash distributed and distributions reinvested related to the distribution period was $156,203 and $108,220, respectively.

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Amended and Restated Bylaws of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.1	Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)
6.1	Form of Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)
6.2	Agreement of Limited Partnership of MogulREIT II Operating Partnership, L.P. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)
6.3	Form of License Agreement between MogulREIT II, Inc. and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)
6.4

Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and MogulREIT II, Inc. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)

6.5

Investment Sub-Management Agreement by and among  MogulREIT II, Inc., RM Adviser, LLC and American Assets Capital Advisers, LLC (Incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on June 28, 2017)

15.1

Draft offering statement previously submitted by or on behalf of the issuer pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.2	Non-public correspondence submitted by or on behalf of the issuer pursuant to Rule 252(d)
15.3

Draft amended offering statement previously submitted by or on behalf of the issuer pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

15.4	Non-public correspondence submitted by or on behalf of the issuer pursuant to Rule 252(d)
15.5	Non-public correspondence submitted by or on behalf of the issuer pursuant to Rule 252(d)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 30, 2019.

MogulREIT II, Inc.

By:	/s/ Jilliene Helman
Name: Jilliene Helman
Title: Chief Executive Officer

This Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, Chief Financial Officer and Treasurer of MogulREIT II, Inc.	April 30, 2019
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)